Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Limelight Networks, Inc. for the registration of common stock, preferred stock, depository shares, warrants, debt securities and units and to the incorporation by reference therein of our reports dated March 12, 2010, with respect to the consolidated financial statements and schedule of Limelight Networks, Inc., and the effectiveness of internal control over financial reporting of Limelight Networks, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/S/    ERNST & YOUNG LLP

Phoenix, Arizona

November 15, 2010